Exhibit 4.7

SMART TECHNOLOGIES INC.

NOTICE OF DEFERRED SHARE UNIT AWARD FOR U.S. PARTICIPANT

SMART Technologies Inc. (the “Corporation”) hereby confirms the following award of Deferred Share Units (the “Award”) to the Participant named below in accordance with and subject to the terms, conditions and restrictions of [the Participation and Election Agreement between the Corporation and the Participant (the “Agreement”), together with] [NTD: Portion in square brackets to be included only if DSUs are being granted in satisfaction of Participant Compensation.] the provisions of the Amended and Restated Equity Incentive Plan of the Corporation (the “Plan”):

Name of Participant:	—

Date of Award:	—

Total Number of Deferred Share Units:	—

Unless there is something inconsistent in the subject or context, or unless otherwise provided in this Notice, each of the capitalized expressions used in this Notice has the same meaning ascribed to it in the Plan.

All of the Deferred Share Units subject to this Notice shall be Vested Deferred Share Units at all times. Notwithstanding any other provision of the Plan or this Notice, no payments shall be made in respect of a Deferred Share Unit granted pursuant hereto until after the earliest time of: (i) the Participant’s death; or (ii) the Participant’s “Separation from Service”, as defined in the Special Appendix to the Plan, with respect to the Corporation or, if the Participant performs services for an Affiliate, such Affiliate (such time is referred to as the “Triggering Event”). For purposes of this Notice, the “Deferred Share Unit Entitlement Date” shall be the date on which the Triggering Event occurs.

Except as provided below, on a date within 30 days after the occurrence of a Triggering Event in respect of the Participant, which date, notwithstanding anything else herein contained, shall be determined by the Corporation so that the Participant will not have the right to designate the year of the payment, the Deferred Share Units shall be redeemed and the Fair Market Value of the Deferred Share Units credited to the Participant’s Deferred Share Unit Account shall be paid by the Participant’s Employer to the Participant or the Participant’s Beneficiary, as applicable. Such payment shall be in an amount equal to the Fair Market Value of the Deferred Share Units so redeemed, calculated as of the Deferred Share Unit Entitlement Date. Such payment shall, after deduction of any applicable taxes and other source deductions required to be withheld by the Employer, be made in cash or Shares, at the choice of the Employer. Notwithstanding the foregoing, if the Participant is a “Specified Employee”, as defined in the Special Appendix to the Plan, the Deferred Share Units shall be redeemed and a payment equal to the Fair Market Value of the Deferred Share Units credited to the Participant’s Deferred Share Unit Account shall be made to the Participant or the Participant’s Beneficiary, as applicable, by the Participant’s

Employer on the first business day following six months after the date of the Participant’s Separation from Service (or, if earlier, the date of death of the Participant), subject to applicable withholding.

The determination by the Corporation of any question which may arise as to the interpretation or implementation of [the Agreement,] the Plan and the Award shall be final and binding on the Participant and all other persons claiming or deriving rights through him or her. The Corporation’s issuance of any Deferred Share Units or its obligation to make any payments under the Plan is subject to compliance with all applicable law. As a condition of participating in the Plan, the Participant agrees to comply with all such applicable law and agrees to furnish to the Corporation all information and undertakings as may be required to permit compliance with such applicable law.

The Award is designed to comply with and thereby avoid additional taxes arising under Section 409A of the United States Internal Revenue Code and shall be construed and interpreted in accordance with such intent. In furtherance of this intent, and any provision of the Plan to the contrary notwithstanding:

1.	Section 4(c) of the Plan shall apply to the Award, provided, however, that the Committee may not accelerate the redemption and payment of the Award unless such accelerated payment would not give rise to taxation under Section 409A(a)(2) of the United States Internal Revenue Code and the regulations promulgated thereunder.

2.	Any adjustments or amendments to the Award, such as those referenced under Sections 4(b), 6(b)(v) and 10 of the Plan, shall be performed in a manner designed so that they do not cause the Award to be subject to taxation pursuant to Section 409A of the United States Internal Revenue Code.

Dated this      day of             ,         .

SMART TECHNOLOGIES INC.

Per: